Exhibit 99.1

QIWI Announces Results of 2022 Annual General Meeting

NICOSIA, CYPRUS – September 21, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that all resolutions proposed at the 2022 Annual General Meeting of Shareholders (the “AGM”) held on Wednesday, September 21, 2022, have been approved.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 10,413,522 with a total of 104,135,220 voting rights; the total number of Class B shares was 52,299,453 with a total of 52,299,453 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The final voting results of matters put to vote at the AGM of the Company were as follows:

•	Adoption of the Company’s audited financial statements for the 2021 financial year

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To adopt the audited consolidated financial statements of the Company for the 2021 financial year	107,436,528	249,375	10,060
To adopt the audited standalone financial statements of the Company for the 2021 financial year	107,436,528	249,375	10,060

•	Appointment of KPMG as the Company’s Auditor and authorization of the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To appoint KPMG as the Company’s Auditor	107,690,869	824	3,737
To authorize the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion	107,690,831	1,444	3,689

•	Election of Directors to the Board of Directors of the Company

The Company announced three re-appointments and four new appointments to its Board of Directors:

✓	Mr. Alexey Blagirev, Mr. Alexey Ivanov, Mr. Alexey Solovyev were elected and appointed to the office of Independent Directors of the Company.

✓	Mr. Andrey Protopopov, Ms. Oxana Sirotinina, Mr. Sergey Solonin, and Ms. Tatiana Zharkova were elected and appointed to the office of Elected Directors of the Company.

Brief description of the matter put to vote	Alexey Blagirev	Alexey Ivanov	Alexey Solovyev	Andrey Protopopov	Oxana Sirotinina	Sergey Solonin	Tatiana Zharkova
To elect Independent Directors	107,675,457	107,667,885	107,724,732
To elect Elected Directors				108,262,862	107,056,761	105,201,973	106,970,039

•	Approval of the Directors’ remuneration

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To approve the remuneration of the non-executive Directors of the Company	107,687,437	5,604	2,389
To approve no remuneration shall be fixed for executive Directors of the Company and the Directors, being direct representatives of the shareholder(-s), having a significant interest in the Company	107,688,437	4,304	2,689

•	Approval of amended and restated Article of Association of the Company.

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To approve the amended and restated Article of Associations of the Company	104,775,268	2,917,173	2,989

Copies of certain materials related to the AGM, including Notice for the convocation of the AGM, a marked-up version of the Articles of Association, Final slate of nominations for the position of Directors of the Company, biographies of new Board Members and AGM voting results are also available on our website at https://investor.qiwi.com/governance/general-meetings/.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com